Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@eversheds-sutherland.us

August 25, 2023

David Manion

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Destiny Tech100 Inc.

Registration Statement on Form N-2

File Nos. 811-23802; 333-264909

Dear Mr. Manion:

On behalf of Destiny Tech100 Inc. (the “Company”), set forth below are the Company’s responses to the oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on August 18, 2023, regarding Pre-Effective Amendment No. 5 to the Company’s registration statement on Form N-2 (the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed on June 29, 2023. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

ACCOUNTING COMMENTS

1.	Please discuss in correspondence why the December 31, 2022 Form N-CSR and June 30, 2022 Form N-CSRS were not filed timely in accordance with Rule 30b2-1 of the Investment Company Act of 1940, as amended (the “1940 Act”). Please include why Form 12b-25s were not filed as part of your discussion.

Response: The Company respectfully advises the Staff that the Form N-CSR for the year ended December 31, 2022 and the Form N-CSRS for the period ended June 30, 2022 were filed outside the timeframes provided in Rule 30b2-1 of the 1940 Act, due to the fact that the audit of the financial statements for the year ended December 31, 2021 were not finalized until November 30, 2022. As a result, all required filings under the 1940 Act following the Fund’s registration in May 2022 were delayed significantly. The Company acknowledges the requirements found in Rule 12b-25 under the Securities Exchange Act of 1934 (the “Exchange Act”) and has added control procedures designed to ensure that a Form 12b-25 will be filed in the event of any late filing under the 1940 Act in the future.

The Company advises the Staff that it does not expect future filings to be delinquent and anticipates that its semi-annual report on Form N-CSRS for the period ended June 30, 2023 will be filed in a timely fashion.

David Manion August 25, 2023 Page 2

2.	In November 2022, the Company was notified that the warrants issued with the SAFEs did not comply with the 1940 Act. The Company responded in December 2022. No adjustments were made to the carrying value of the warrants in connection with the determination that the warrants did not comply with the 1940 Act. Please discuss supplementally whether any consideration was made to include noncompliance of the warrants within the valuation reported at December 31, 2022.

Response: The Company respectfully advises the Staff that no determination regarding the validity of the warrants under the 1940 Act was made in November 2022. Specifically, on September 29, 2022, the Staff issued the following comment:

In your prior response letter, it was stated that the expiration date of the Warrants in 2026 does not violate Section 18(d) of the Investment Company Act of 1940, as amended, because the Warrants were issued in connection with the Private Offering while the Company operated as a private fund exempt from registration under Section 3(c)(7) of the 1940 Act. As support for this position, it was stated that the issuance of the Warrants was consistent with the no action position taken by the staff in The South American Fund N.V. (September 2, 1993). Please explain to us how the Company’s factual circumstances are similar to the company at question in the South American Fund no-action letter and why allowing the Warrants to remain outstanding is consistent with Section 48 of the 1940 Act.

The Company provided a written response to such comment on December 1, 2022 in which it provided additional support for its view that the issuance of the warrants was consistent with prior no-action positions taken by the Staff. The Company’s response was reviewed by the Staff, which ultimately conveyed its position to outside counsel on March 17, 2023 that it did not agree that the issuance of the warrants was consistent with prior no-action positions and that the warrants had, therefore, expired 120 days following the Company’s registration under the 1940 Act.

As of December 31, 2022, no final disposition had been communicated to the Company or outside counsel. While it was understood that there was uncertainty as to whether the warrants would be deemed to be in compliance with the 1940 Act, the Fund did not adjust the value of the liabilities associated with the warrants because the likelihood that the warrants would be deemed to be in compliance or not in compliance with the 1940 Act was not readily determinable at that time. In addition, if the warrants were deemed to be in compliance with the 1940 Act, the value of the liabilities would equal the full amount of the fair value as determined by the Company’s third party valuation firm, but if the warrants had expired, they would be valued at $0. Adjusting the valuation to 50% or some other value would inherently be false as the value would either be 100% or 0%. Without a final determination, the Company determined to not adjust the valuation as of December 31, 2022.

Following the determination by the Staff in March 2023, the Company explored ways to make warrantholders whole through the issuance of new warrants that would comply with the provisions of the 1940 Act, and the intent to issue replacement warrants was discussed with the Staff. Assessing the value of replacement warrants was speculative and not determined at the time, but to the extent that such warrants would be issued, there would be value associated with them, which further supported the determination to not write down the value of the warrant liabilities prior to a final determination as to whether the warrants complied with the 1940 Act.

Finally, the Company notes that the warrant liabilities were valued at $0 for the quarter ended March 31, 2023, which is the first quarter following the date that the Staff communicated to outside counsel that the warrants had, in their view, expired. The Company believes that there is no basis to require that the 2022 audited financial statements be restated and that doing so would provide no benefit to stockholders and would, instead, result in additional expenses at the fund level and thus to shareholders and a further delay in the listing of the Company’s shares on the NYSE.

David Manion August 25, 2023 Page 3

3.	The Staff notes that a material weakness was reported in the Form N-CSRS for the period ended June 30, 2022. Please supplementally provide additional details regarding the material weakness and the subsequent remediation and enhancement of internal controls.

Response: The Company respectfully advises the Staff that, as reported in the Company’s semi-annual report to shareholders for the period ended June 30, 2022, the Company’s auditor identified a material weakness associated with the operation of controls over the proper recording of complex one-time accounting assessments and valuations from third parties of SAFE Note conversion accounting and Warrant liability fair value calculations. In response to the identification of the material weakness, the Company has enhanced its controls and review procedures of controls over the proper recording of complex one-time accounting assessments and valuations from the third-party valuation firm who was engaged to value the liabilities associated with the SAFEs and warrants. The methodology employed by such valuation firm was reviewed and approved by the Company’s accounting staff and auditors.  Additionally, the enhanced controls have been reviewed by the auditors.

As disclosed in the Fund’s N-CSR for the year ended December 31, 2022, the Company disclosed that the remediation efforts taken were considered to be appropriate in order to address the material weakness. However, a period of time during which the controls are in place is necessary to demonstrate full remediation. The Company advises the Staff that the semi-annual report on Form N-CSRS for the period ended June 30, 2023 will report that the material weakness has been fully remediated.

In addition, in light of the Staff’s position that the Company’s then outstanding warrants expired 120 days after the Company registered under the 1940 Act, even if the Company had not fully remediated the material weakness, the fact that the warrants are no longer subject to fair valuation renders the material weakness moot.

4.	Please discuss in correspondence whether the Company is current with its regulatory filings and any reason as to whether any filings are overdue. For example, the Staff notes that the Company has not filed a Form N-CEN for the period ended December 31, 2022.

Response: The Company advises the Staff that it believes it is current with its required regulatory filings. With respect to the question related to Form N-CEN, the Company refers the Staff to Rule 30a-1, which states (in relevant part):  “A registered investment company that has filed a registration statement with the Commission registering its securities for the first time under the Securities Act of 1933 is relieved of this reporting obligation with respect to any reporting period or portion thereof prior to the date on which that registration statement becomes effective or is withdrawn.” Since the Registration Statement has not yet been declared effective, the Company is not required to make an N-CEN filing.

5.	Please discuss in correspondence why the December 31, 2022 audited financial statements do not include Financial Highlights related to the period ended December 31, 2021. The Staff notes that the Company presents a statement of changes in net assets for the period ended December 31, 2021.

Response: The Company respectfully advises the Staff that in accordance with the American Institute of Certified Public Accountants, Audit and Accounting Guides, Chapter 7, Financial Statements of Investment Companies, Section 7.173 and 7.174 Statement of Changes in Net Assets, the Company was not required to present its financial highlights for the year ended December 31, 2021 due to the fact that for the period covered by the report, all share classes outstanding were owned by the Company’s sponsor, Destiny XYZ Inc. As of December 31, 2021, the only class of ownership interests was the common stock held by Destiny XYZ. As of such date, the Company had raised capital through the offer and sale of SAFEs, but the SAFEs did not represent an ownership interest in the Company and were, therefore, not required to be presented in the Financial Highlights.

David Manion August 25, 2023 Page 4

6.	As noted above, the audited financial statements for the period ended December 31, 2022 includes a statement of changes in net assets that covers both 2022 and 2021. However, the audit report does not reference the period ended December 31, 2021. Please file an amendment to the 2022 Form N-CSR to include an audit report that covers all periods covered by the financial statements.

Response: The Company hereby undertakes to file an amendment to the Form N-CSR for the period ended December 31, 2022 to include an updated audit report that covers all periods covered by the financial statements contained therein.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton

Owen J. Pinkerton

cc:	Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP Karen Rossotto, Esq., Securities and Exchange Commission Sohail Prasad, Destiny Tech100 Inc.